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                                               FILED BY KINROSS GOLD CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         AND DEEMED FILED PURSUANT TO RULE 14D-2
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                    SUBJECT COMPANY: CROWN RESOURCES CORPORATION
                                          COMMISSION REGISTRATION NO. 333-111516
[KINROSS]

[NEWS RELEASE]
                                                                  AUGUST 2, 2006



                  KINROSS ANNOUNCES CROWN SHAREHOLDERS' MEETING



      TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company"), is pleased to announce that Crown Resources Corporation ("Crown") (OTCBB-CRCE) has scheduled its shareholders' meeting for August 31, 2006, and has mailed the related proxy statement/prospectus to obtain the necessary shareholders' approval for the proposed merger with Kinross. The merger is subject to the approval of at least two-thirds of the outstanding shares of Crown common stock entitled to vote.

      This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Investors and security holders of Crown are urged to read the proxy statement/prospectus that will be mailed to all Crown shareholders of record as of July 20, 2006 as it contains important information about Kinross, Crown and the proposed merger. Kinross' registration statement on Form F-4 and any other documents filed or to be filed by Kinross or Crown with the SEC, are available free of charge at the SEC's website at http://www.sec.gov, or directly from Kinross and Crown.

      Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from the Crown shareholders. A description of the interests of the directors and executive officers is contained in the proxy statement/prospectus included in the registration statement filed with the SEC.

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      For additional information, e-mail INFO@KINROSS.COM or contact:

      INVESTOR RELATIONS CONTACT:          MEDIA CONTACT:

      TRACEY THOM                          JAMES TOCCACELLI
      DIRECTOR, INVESTOR RELATIONS         SENIOR VICE PRESIDENT, COMMUNICATIONS
      & CORPORATE COMMUNICATIONS           (416) 365-7129
      (416) 365-1362                       james.toccacelli@kinross.com
      TRACEY.THOM@KINROSS.COM